UNITED STATES
                    SECURITY AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No._____)*

                     Gateway Data Sciences Corporation
             ____________________________________________
                           (Name of Issuer)

                             Common Stock
               ________________________________________
                    (Title of Class of Securities)

                              367596-103
               ________________________________________
                            (CUSIP Number)


































                             SCHEDULE 13G

CUSIP No. 367596-103

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIIFICATION NO. OF ABOVE PERSON
     Hathaway Partners Investment Limited Partnership
     119 Rowayton Avenue
     Rowayton,  CT  06853          Tax ID # 06-1384314

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       a)
          NA                                      b)

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Rowayton,  CT  USA


     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5    SOLE VOTING POWER
               0
     6    SHARED VOTING POWER

     7    SOLE DISPOSITIVE POWER
               0
     8    SHARED DISPOSITIVE POWER


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (down from 167,000)

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
          NA

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          0.0%

12   TYPE OF REPORTING PERSON*
          PN                       General Partner: Hathaway Partners,
Inc.
          Hathaway Partners ILP         Carl E. Hathaway President,
Brian K.
          119 Rowayton Ave              Hathaway VP, C. Nichols
Hathaway VP/SEC
          Rowayton, CT  06853